                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13d
                                    (RULE 13d-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO._______)*


                        Children's Broadcasting Corporation
      -----------------------------------------------------------------------
                                 (Name of Issuer)


                                     Common Stock
      -----------------------------------------------------------------------
                            (Title of Class of Securities)


                                168755-20-5
           --------------------------------------------------------
                              (CUSIP Number)

                               Brett D. Anderson, Esq.
                               Briggs and Morgan, P.A.
                                   2400 IDS Center
                                Minneapolis, MN 55402
                                    (612) 334-8417
      -----------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                  January 10, 1997
                        ----------------------------------------
                         (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.







_______________________________
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))

                                     Page 1 of 4

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CUSIP No. 168755-20-5                    13D              Page  2  of  4  Pages
          ----------------                                     ---    ---

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard W. Perkins
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2    Check the Appropriate Box if a Member of a Group*

                                                                       (a)  / /
                                                                       (b)  /X/
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     N/A
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)                                                     / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                             7   SOLE VOTING POWER

                                 471,459
                             --------------------------------------------------
NUMBER OF                    8   SHARED VOTING POWER
SHARES
BENEFICIALLY                     0
OWNED BY                     --------------------------------------------------
EACH                         9   SOLE DISPOSITIVE POWER
REPORTING
PERSON                           471,459
WITH                         --------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  0
                             --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     471,459
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%
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14   TYPE OF REPORTING PERSON*

     IN
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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1:   Security and Issuer

     The Name of the Issuer is Children's Broadcasting Corporation and the address of its principal office is 724 First Street North, Minneapolis, Minnesota 55401. The title of the class of equity security to which this statement relates is Common Stock. The Reporting Person beneficially owns 471,459 shares of Common Stock.

Item 2:   Identity and Background

     (a)  Richard W. Perkins

     (b)  730 East Lake Street
          Wayzata, Minnesota 55391

     (c)  President of Perkins Capital Management, Inc. and
          Director of the Issuer

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

     (f)  United States


Item 3:   Source and Amount of Funds or Other Consideration

          Not applicable.


Item 4:   Purpose of Transaction

     The Reporting Person acquired the shares of Common Stock of the Issuer reported herein for investment purposes. The Reporting Person has no present intention to purchase additional shares of Common Stock of the Issuer.

     The Reporting Person has no present plan or intention which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                            Page 3 of 4

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Item 5:   Interest in Securities of the Issuer

     (a) As of the date of this Schedule 13D, the Reporting Person beneficially owned 471,459 shares of Common Stock constituting approximately
          8.3% of outstanding Common Stock of the Issuer.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of Common Stock of the Issuer reported herein. The
          Reporting Person disclaims beneficial ownership of the shares of Common Stock of the Issuer reported on Schedule 13G by Perkins Capital Management, Inc.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Not applicable.


Item 7:   Material to be Filed as Exhibits

          Not applicable.

                                      SIGNATURE

     After reasonable inquiring and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Dated: December 29, 1996



                                               /s/ Richard W. Perkins
                                               --------------------------------
                                               Richard W. Perkins
                                               President of Perkins Capital
                                               Management, Inc. and Director of
                                               Children's Broadcasting
                                               Corporation


                           Page 4 of 4